Exhibit 11

INGREDION INCORPORATED (“Ingredion”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data )	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Average shares outstanding — Basic	76.6	76.5

Effect of dilutive securities:
Stock options and other	1.3	1.4
Average shares outstanding — Assuming dilution	77.9	77.9

Net income attributable to Ingredion	$109.1	$203.3

Net income per share of Ingredion:
Basic	$1.42	$2.66
Diluted	$1.40	$2.61